Exhibit 99.16

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 17 March 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 331.8379 pence per ordinary share.